Mail Stop 3561

January 17, 2006

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087

> **Re:** **Traffic.com, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Draft Exhibit 5 received January 9, 2006**
> **File No. 333-127973**

Dear Mr. Verratti:

We have reviewed the draft legality opinion that we received on January 9, 2006, and have the following comments. Where indicated, we think you should revise your materials in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 16. Exhibits and Financial Statement Schedules
Exhibit 5 – Draft Opinion of Covington & Burling

1. In the third paragraph of counsel's opinion, please have counsel clarify, if true, that it relied on information obtained from others with regard to <u>factual</u> matters.

2. We note counsel's statement under 1(ii) assuming that "the terms of the issuance and sale of the Primary Shares have been duly established in conformity with the Company's Fourth Amended and Restated Certificate of Incorporation." We also note counsel's statement under 1(iii) assuming that "the proceedings that we contemplate being taken prior to the issuance of the Primary Shares have been completed . . ." These statements appear to relate to matters necessary to form the legality opinion. Please have counsel revise it opinion or advise as to why these assumptions are appropriate.

3.   We note that counsel limits its opinion to the "Delaware General Corporation Law" with respect to Delaware law. Confirm to us in writing that the reference to "Delaware General Corporation Law" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline.

* * * *

As appropriate, please revise your materials in response to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (212) 841-1010
       Ellen B. Corenswet, Esq.
       Covington & Burling